EXHIBIT 99.1

Stantec announces major achievements in annual sustainability report

Carbon neutrality in multiple countries and 53% of revenue aligned with United Nations’ Sustainable Development Goals

EDMONTON, Alberta and NEW YORK, April 22, 2022 (GLOBE NEWSWIRE) --  TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, released its 15th annual Sustainability Report today and announced that it has achieved carbon neutrality for operations in the United Kingdom, New Zealand, and European Union. The accomplishment reflects the Company’s commitment to enterprise-wide carbon neutrality on its path to net zero.

Stantec’s Sustainability Report, which is compliant with the Global Reporting Initiative, Sustainability Accounting Standards Board, and Task Force on Climate-related Financial Disclosures requirements, captures annual company environmental, social, and governance (ESG) performance for the year ending December 31, 2021.

As the world observes Earth Day today, Stantec’s 2021 Sustainability Report celebrates several key sustainability milestones and corporate achievements:

  53% of Stantec’s gross revenue is aligned with the United Nations’ Sustainable Development Goals (SDGs), continuing its upward trend from 45% in 2019 and 49% in 2020. SDGs provide a concise definition of what a sustainable community looks like—from gender equality and zero hunger to clean water and clean energy.

  Stantec amended and extended its syndicated senior credit facility under a Sustainability-Linked Loan, becoming the first company globally to link to its Bloomberg Gender-Equality Index score. Stantec also became the first company in Canada to commit to direct proceeds back into communities to further climate action and social justice.

  Stantec was ranked among the top 1% in the world on sustainable performance and number one in our peer group in the Corporate Knights Global 100 most sustainable companies rankings, which recognizes business practices based on ESG indicators.

  Stantec validated its science-based target against a 1.5oC trajectory, the most ambitious goal of the Paris Agreement, which is required to prevent the most damaging effects of climate change.

  Stantec was named by Forbes as one of the World’s Top Female-Friendly companies and America’s Best Employers for Diversity. As well, for multiple years, Stantec has been listed on the Bloomberg Gender-Equality Index and American Indian Science and Engineering Society Top 50 workplaces for Indigenous STEM professionals. Additionally, Stantec is a participant in the Workplace Pride Global Benchmark.

“To design with community in mind is to design with sustainability in mind,” said Gord Johnston, President and Chief Executive Officer. “Stantec is committed to operational action and deeply understands our responsibility to make impactful contributions to sustainability through the work we do for our clients to address extreme weather events, aging infrastructure, growing populations, water scarcity, climate change, and social inequity.”

Stantec’s annual Sustainability Report highlights key sustainability projects in its business operating units and how they impact communities around the world:

  Africa – To create one of the largest electricity markets in the world, Stantec is supporting the African Single Electricity Market (AfSEM) program, funded by the European Commission. Once complete, the initiative will bring together the electricity sectors of the African Union’s 55 member states and provide electricity to a population of more than 1.3 billion. Efforts include coordinating development of a system masterplan, monitoring systems, tariff frameworks, roadmaps, and policy papers.

  United Kingdom – London’s sewer network remains largely unchanged since being built in Victorian times.  A new 25-kilometer (15.5 mile) super sewer will significantly reduce pollution by intercepting untreated raw sewage and significantly reducing the potential for overflow. Stantec supported the environmental impact assessment, transport assessment, and construction logistics strategy.

  Canada – Stantec engineered the redevelopment of Brentwood Town Centre (a 28-acre/11.3 hectare retail site in Burnaby, British Columbia) to become a resilient, transit-oriented community hub. Stantec modeled building envelope options to meet anticipated climate and building codes for the next 50 years and used that as the design criteria. The project is pursuing multiple LEED certifications (core and shell, new construction, and neighborhood development).

  United States –Stantec is working on the GoMed program that deploys shuttles from a downtown transit hub to the Las Vegas Medical District. This is one of the world’s first deployments of automated vehicle shuttles as part of regular transit service. It will provide an inclusive, safe, and low-carbon mobility solution for patients, employees, and medical students. The solutions applied to the 674-acre (273-hectare) site are scalable and replicable city-wide, providing potential long-term mobility solutions for the area.

  Australia – Stantec is providing civil, electrical, and structural engineering services for a 154 MW solar energy system to help responsibly power new industry. The project is expected to generate enough energy to power the equivalent of about 30,000 homes while avoiding 131,000 tons of greenhouse gas emissions annually. The project also includes battery storage and connects to the electrical grid, supplying local businesses and residents with clean energy.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Danny Craig Stantec Media Relations Ph: (949) 632-6319 danny.craig@stantec.com	Investor Contact Tanya Finney Stantec Investor Relations Ph: (403) 205-5791 tanya.finney@stantec.com

Design with community in mind